North America Structured Investments

J.P.Morgan

Insight Notes Linked to the J.P. Morgan Growth Focus Basket (Mar 2021)

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Summary of Terms

Issuer: JPMorgan Chase Financial Company LLC

Guarantor: JPMorgan Chase & Co.

Minimum Denomination: $1,000

Basket: J.P. Morgan Growth Focus Basket (Mar 2021) (the "Basket"), an equally weighted basket consisting of 40 Reference Stocks of U.S.-listed companies that may fit a growth investment strategy, as specified under Annex A

Indicative Bloomberg Ticker: A level of the Basket may be published on the Bloomberg Professional® service ("Bloomberg") under the Bloomberg ticker JPINGRG1. Any levels so published are for informational purposes only and are not binding in any way with respect to the notes. Although that level may appear under that Bloomberg ticker during the term of the notes, any such level may not be the same as the closing level of the Basket determined by the calculation agent for the Observation Date. You will not have any rights or claims, whether legal or otherwise, relating to any information regarding that level (whether displayed on Bloomberg or elsewhere) with respect to the notes.

Pricing Date: March 31, 2021

Observation Date: May 2, 2022

Maturity Date: May 5, 2022

Basket Deduction: 0.75%

Payment At Maturity: At maturity you will receive a cash payment, for each $1,000 principal amount note, calculated as follows:

$1,000 × (1 + Basket Return – Basket Deduction)

In no event, however, will the payment at maturity be less than $0.

If the Final Basket Value is less than or equal to the Initial Basket Value or does not exceed the Initial Basket Value by 0.75%, you will lose some or all of your principal amount at maturity.

CUSIP: 48129KAM2

Preliminary Pricing Supplement: http://sp.jpmorgan.com/document/cusip/48129KAM2/doctype/Product_Termsheet/document.pdf

For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

The "total return" as used above is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.

The hypothetical returns shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

Hypothetical Total Returns


Note Performance
Basket Performance
Payment at Maturity
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
-50% -40% -30% -20% -10% 0% 10% 20% 30% 40% 50%
Basket Return

Final Basket Value	Basket Return	Total Return on the Notes
165.00	65.00%	64.25%
140.00	40.00%	39.25%
120.00	20.00%	19.25%
110.00	10.00%	9.25%
105.00	5.00%	4.25%
100.75	0.75%	0.00%
101.00	1.00%	0.25%
100.00	0.00%	-0.75%
95.00	-5.00%	-5.75%
90.00	-10.00%	-10.75%
80.00	-20.00%	-20.75%
60.00	-40.00%	-40.75%
40.00	-60.00%	-60.75%
20.00	-80.00%	-80.75%
0.75	-99.25%	-100.00%
0.00	-100.00%	-100.00%

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Selected Risks • Your investment in the notes may result in a loss. The notes do not guarantee any return of principal. • The Basket Deduction will reduce the return on the notes at maturity. • Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market’s view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co. • The notes are subject to the risks of correlation (or lack of correlation) of the Reference Stocks. • No interest payments, dividend payments or voting rights. • The investment strategy represented by the Basket may not be successful. • The Reference Stocks are concentrated in the health care, consumer discretionary and industrials sectors. • The notes are subject to risks associated with non - U.S. securities with respect to some of the Reference Stocks. • In some circumstances, the payment you receive on the notes may be based on the value of cash securities (including securities of other issuers) or other property distributed to holders of a Reference Stock upon the occurrence of a reorganization event. • The anti - dilution protection for the Reference Stocks are limited . • As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets. Selected Risks (continued) • The estimated value of the notes will be lower than the original issue price (price to public) of the notes. • The estimated value of the notes is determined by reference to an internal funding rate. • The estimated value of the notes does not represent future values and may differ from others’ estimates. • The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period. • Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. • Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline. • The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. Additional Information SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offeri ngs to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPM organ Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC we b site at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to se nd you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll - free 1 - 866 - 535 - 9248. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion o f U .S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Cha se & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax - related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to the se matters. This material is not a product of J.P. Morgan Research Departments. Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333 - 236659 and 333 - 236659 - 01 North America Structured Investments The risks identified above are not exhaustive. Please see “Risk Factors” in the prospectus supplement and the applicable prod uct supplement and “Selected Risk Considerations” in the applicable preliminary pricing supplement for additional information. Insight Notes Linked to the J.P. Morgan Growth Focus Basket (Mar 2021)

North America Structured Investments

J.P.Morgan

Insight Notes Linked to the J.P. Morgan Growth Focus Basket (Mar 2021)

Annex A

Reference Stock	Bloomberg Ticker Symbol	Stock Weight
Common stock of Honeywell International Inc.	HON	1/40
Common stock of Mercury Systems, Inc.	MRCY	1/40
Common stock of Norfolk Southern Corporation	NSC	1/40
Class A common stock of Constellation Brands, Inc.	STZ	1/40
Common stock of Five Below, Inc.	FIVE	1/40
Common stock of Fortune Brands Home & Security, Inc.	FBHS	1/40
Common stock of lululemon athletica inc.	LULU	1/40
Common stock of Target Corporation	TGT	1/40
Common stock of Wynn Resorts	WYNN	1/40
Common stock of Ameren Corporation	AEE	1/40
Common shares of beneficial interest of Americold Realty Trust	COLD	1/40
Common shares of beneficial interest of Corporate Office Properties Trust	OFC	1/40
Common stock of Prologis Inc.	PLD	1/40
Common stock of SVB Financial Group	SIVB	1/40
Common stock of Agios Pharmaceuticals, Inc.	AGIO	1/40
American depositary shares, each representing one ordinary share, nominal value DKK 1 per share, of Ascendis Pharma A/S	ASND	1/40
Common stock of BioMarin Pharmaceutical Inc.	BMRN	1/40
Common stock of Boston Scientific Corporation	BSX	1/40
Common stock of Danaher Corporation	DHR	1/40
Common stock of Eli Lilly and Company	LLY	1/40
Common stock of Humana Inc.	HUM	1/40

Reference Stock (continued)	Bloomberg Ticker Symbol (continued)	Stock Weight (continued)
Common stock of Karyopharm Therapeutics Inc.	KPTI	1/40
Class A common stock of Hostess Brands, Inc., par value $0.0001 per share	TWNK	1/40
Common stock of Ulta Beauty, Inc., par value $0.01 per share	ULTA	1/40
Common stock of Dominion Energy, Inc., no par value	D	1/40
Common stock of Targa Resources Corp., par value $0.001 per share	TRGP	1/40
Common stock of Baxter International Inc., par value $1.00 per share	BAX	1/40
Common stock of Penumbra, Inc., par value $0.001 per share	PEN	1/40
Common stock of Thermo Fisher Scientific Inc., par value $1.00 per share	TMO	1/40
Common stock of UnitedHealth Group Incorporated, par value $0.01 per share	UNH	1/40
Common stock of Amazon.com, Inc., par value $0.01 per share	AMZN	1/40
Class A common stock of Charter Communications, Inc., par value $0.001 per share	CHTR	1/40
Common stock of The Walt Disney Company, par value $0.01 per share	DIS	1/40
Class A common stock of Peloton Interactive, par value $0.000025 per share	PTON	1/40
Common stock of Arista Networks, Inc., par value $0.0001 per share	ANET	1/40
Common stock of Microsoft Corporation, par value $0.00000625 per share	MSFT	1/40
Common stock of TransUnion, par value $0.01 per share	TRU	1/40
Common stock of Varonis Systems, Inc., par value $0.001 per share	VRNS	1/40
Common stock of Verisk Systems, Inc., par value $0.001 per share	VRSK	1/40
Class A common stock of Vivint Smart Home, Inc., par value $0.0001 per share	VVNT	1/40

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com